Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year Second Quarter 2015 Financial Results

TOKYO, November 13, 2014 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal second quarter ended September 30, 2014 (the “second quarter 2015”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Second quarter 2015 Financial Highlights

•                  Net sales increased by 84.2% year over year to JPY1,569.2 million (US$14.3 million).

•                  Gross profit increased by 215.8% year over year to JPY885.9 million (US$8.1 million).

•                  Net sales from eDiscovery solutions increased by 93.1% year over year to JPY1,458 million (US$13.3 million).

“UBIC continued to deliver strong results for the second consecutive quarter, demonstrating the tremendous potential of our new portfolio of innovative solutions to drive sustainable business growth and increasing value for shareholders,” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “Even as pricing competition intensified in the global e-discovery industry, we were able to grow our net sales by 84.2% year over year to 1.6 billion yen in the second quarter 2015. We continued to maintain healthy and stable margins relative to the prior quarter even as we invested further in enhancing the functionality of our internally developed ‘Lit i View’ e-discovery support system. Having delivered two consecutive quarters of robust growth, we are on track to achieve our top- and bottom-line guidance for fiscal year 2015, which was originally stated last quarter.

“In the previous quarter, UBIC made significant inroads into the U.S. market, the primary market for e-discovery support services. We remain hard at work in the U.S. cultivating business partners and building our brand with law firms and corporations. While many of our U.S. peers witnessed declining e-discovery revenues in the recent quarter, we continued to steadily grow this geographic segment both organically and through acquisitions. In order to further develop our pipeline and brand in the U.S., we acquired a 100% equity stake in TechLaw Solutions, Inc. (“TechLaw”), a long-established U.S. e-discovery firm with effective sales channels to major corporations and government agencies. We have already seen this investment pay dividends with a substantial top-line contribution in the second quarter 2015, and expect to receive further benefits from cost reductions associated with the integration of TechLaw’s facilities and operations in 2015 and beyond. In conjunction with our acquisition of Techlaw, we also issued $11.5 million in additional primary shares and warrants, which will provide us with increased flexibility in funding future growth opportunities.

“We also undertook a number of international business development and branding activities outside of the U.S. market. In the second quarter 2015, we relocated and expanded our Taiwanese subsidiary to better serve customers in that market. Several of our newly-released e-discovery solutions were utilized and validated in investigations by our growing base of large corporate accounts throughout Asia, thereby strengthening the viability for greater adoption of those solutions on a global scale. Furthermore, we made several strategic appointments of seasoned industry veterans to help leverage our established litigation support know-how to develop data security and big-data analysis solutions for use in the healthcare and pharmaceutical industries. Combined with our accumulating patent portfolio, these activities leave UBIC well-positioned to further monetize its innovations as it expands both regionally into new markets and horizontally into additional industries.”

Second Quarter 2015 Financial Results

SALES: Net sales for the second quarter of 2015 increased by 84.2% to JPY1,569.2 million (US$14.3 million) from JPY851.8 million in the prior year period. This increase was primarily due to revenue from large investigations involving certain clients of the Company, as well as additional net sales attributable to the acquisition of TechLaw Solutions, Inc.

GROSS PROFIT: For the second quarter of 2015, gross profit increased by 215.8% to JPY885.9 million (US$8.1 million) from JPY286.0 million in the prior year period, primarily driven by the increase in net sales. Gross margin increased to 56.5% from 32.9% in the prior year period due to the high fixed cost structure of UBIC’s business model.

OPERATING EXPENSES AND INCOME: Total operating expenses for the second quarter of 2015 increased by 22.5% to JPY768.6 million (US$7.0 million) from JPY627.3 million in the prior year period. Operating income increased to JPY117.3 million (US$1.1 million) from a loss of JPY346.7 million in the prior year period. The strong increase in operating income was primarily due to the increase in net sales, partially offset by spending on enhancing the functionality of the “Lit i View,” and a one-time expenditure of 87.8 million yen related to the acquisition of TechLaw.

NET INCOME: Net income for the second quarter of 2015 increased to JPY150.2 million (US$1.4 million) from a loss of JPY278.5 million in the prior year period. The increase was primarily due to the increased operating leverage resulting from higher sales and a leaner cost structure, as well as a foreign exchange gain of JPY74.5 million resulting from the appreciation of the dollar relative to the yen.

EARNINGS PER SHARE: Net income per ordinary share (basic) for the second quarter of 2015 increased to JPY4.34 (US$0.04) from a net loss of JPY8.09 in the prior year period.

As of September 30, 2014, the Company had a total of 35,411,360 ordinary shares outstanding, or the equivalent of 17,705,680 ADSs. Every two shares of the Company’s common stock represented one ADS.

BALANCE SHEET: As of September 30, 2014, the Company’s cash and deposits were JPY1,903 million (US$17.4 million).

Recent Developments

•                  In late August 2014, the Company acquired a 100% equity interest in TechLaw Solutions, Inc. as a wholly owned subsidiary in order to develop its pipeline and brand in the United States. Founded in 1983, TechLaw Solutions, Inc. is a well-established U.S. e-discovery firm with effective sales channels to major corporations and government agencies.

•                  On August 28, 2014, the Company issued $11.5 million in primary shares and warrants in order to both increase the Company’s financial flexibility and also to fund future growth through overseas and domestic business expansion.

Financial Outlook

For the fiscal year ending March 31, 2015, the Company maintains its previous projected sales guidance to be approximately JPY6,000 million (US$54.7 million), representing year-over-year growth of approximately 43.8%; and net income to be approximately JPY570 million (US$5.2 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY109.66 to US$1.00, the noon buying rate in effect on September 30, 2014 in the

H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC